Exhibit 99.1

News Release

Orla Mining Discovers High-Grade Oxide Gold Beyond Pit Shells at South Carlin Complex, Reinforcing Growth Trajectory Ahead of 2026 Construction

VANCOUVER, BC, Dec. 2, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce results from its 2025 exploration program at the South Carlin Complex ("South Carlin") in Nevada. The 18,000-metre drilling campaign delivered significant oxide intercepts outside current pit designs and advanced multiple satellite targets, reinforcing resource growth potential across the Company's extensive land package along the prolific Carlin Trend ahead of planned 2028 production.

Orla is advancing the South Railroad Project ("South Railroad", or the "Project"), located within the large South Carlin Complex. South Railroad is in final permitting, with an optimized feasibility study due early in the first quarter 2026, construction is expected to begin mid-2026, and first production in 2028.

2025 Exploration Highlights:

Significant Open Pit Expansion Potential Confirmed

•	Drilling intersected significant oxide mineralization 100-130 metres beyond current feasibility pit shells at both Pinion and Dark Star deposits:
•	Pinion: 67.1 metres at 1.06 g/t Au (oxide), including 36.6 metres at 1.68 g/t Au in hole PR25-05 and 32 metres at 0.94 g/t Au (oxide) in hole PR25-02 demonstrating mineralization extends across the Bullion Fault structure.
•	Dark Star: 22.6 metres at 5.65 g/t Au (oxide), including 5 metres at 15.1 g/t Au (DS25-03) confirming high-grade oxide continuity between the north and south pit shells.

Satellite Discoveries Advancing

•	Spike Target: Oxide gold confirmed over 1.5 kilometres strike length, 600 metres south of POD-Sweet Hollow, with intercepts including 38.1 metres at 0.80 g/t Au (RR25-05) and 21.3 metres at 0.76 g/t Au (RR25-06).
•	Firebox Target: First hole returned 24.4 metres at 1.08 g/t Au (PR25-09, prelim. Fire Assay), confirming an exciting new target 500 metres from Pinion.

"The South Carlin Complex is advancing rapidly and remains early in its exploration life. These results provide a strong foundation for resource growth that we expect to capture in future studies, and position South Railroad as a cornerstone asset on the Carlin Trend."

-       Sylvain Guerard, Senior Vice President, Exploration

South Carlin Complex - District-Scale Opportunity and Just Getting Started

Orla is advancing South Railroad toward production with an optimized feasibility study to be released early in the first quarter 2026 and final construction permits expected in the second quarter 2026. Full construction is anticipated to begin mid-2026. The 2025 exploration results provide additional upside that may be incorporated into future resource updates and mine planning.

The South Carlin Complex hosts reserves and resources of 1.604 Moz and 1.753 Moz respectively (Figure 1), with a projected eight year mine life based on the 2022 Feasibility Study. Since acquisition, Orla has completed 57,800 metres of drilling in 266 holes, systematically building geological understanding and confirming district-scale potential.

Figure 1: Plan View Showing Location of Targets and Reported Drill Holes (CNW Group/Orla Mining Ltd.)

South Railroad Project Deposits - Projected Open Pits Remain Open in Oxide Mineralization

Pinion Deposit (Measured and Indicated Resource (M&I): 871 Koz Au at 0.62 g/t Au, oxide)

In 2025, drilling in the northeast area of the Pinion deposit (Figure 2) targeted the favorable stratigraphic breccia host where it is intersected by the Bullion Fault structure. Multiple holes intersected significant oxide mineralization 100-130 metres outside current pit margins (Figure 3) confirming that the Bullion Fault controls and hosts mineralization rather than terminating it. This reinterpretation opens significant expansion potential to the northeast.

2025 Highlights:

•	67.1 metres at 1.16 g/t Au, including 36.6 metres at 1.68 g/t Au (oxide) (PR25-05)
•	32.0 metres at 0.94 g/t Au (oxide) (PR25-02)
•	21.3 metres at 0.75 g/t Au (oxide) (PR25-01)

Figure 2: Pinion Deposit and Firebox Target Plan Map (CNW Group/Orla Mining Ltd.)

Figure 3: Pinion Cross Section - Rock Units: Mc: Mississippian Chainman Formation; Mw: Mississippian Webb Formation, Mtp: Mississippian Tripon Pass Formation, mlbx: multilithic breccia; Ddg: Devonian Devil’s Gate Formation (CNW Group/Orla Mining Ltd.)

Dark Star Deposit (M&I Resource: 882 Koz Au at 0.87 g/t Au)

Drilling tested continuity of structurally controlled high-grade oxide gold shoots identified in 2024 (e.g. 25.9 metres at 3.2 g/t Au incl. 19.8 metres at 5.9 g/t Au in hole DR24-03 and 34.7 metres at 2.68 g/t Au incl. 13.6 metres at 5.85 g/t Au in DSC24-02.) Hole DS25-03 confirmed oxide mineralization between the north and south pit shells (Figure 4), with results indicating potential to extend the oxide envelope and support pit growth (Figure 5, 6). Downhole geophysics and follow-up drilling are planned for 2026 to define geometry and continuity.

2025 program highlights:

•	22.6 metres at 5.65 g/t Au (oxide), including 5.0 metres at 15.1 g/t Au (DS25-03)

Figure 4: Dark Star Plan Map (CNW Group/Orla Mining Ltd.)

Figure 5: Dark Star Long Section (CNW Group/Orla Mining Ltd.)

Figure 6: Dark Star Cross-section - Rock Units: PPst lower: Pennsylvanian-Permian lower siltstone, PPcgl: Pennsylvanian-Permian conglomerate, PPst upper: Pennsylvanian-Permian upper siltstone, Tcgl: undifferentiated Tertiary conglomerates, Qal: Quaternary alluvium (CNW Group/Orla Mining Ltd.)

Emerging South Carlin Complex Oxide Targets:

"Firebox" Target - Promising Oxide Satellite Target

Located 500 metres northeast of the Pinion area, Firebox represents a new shallow oxide satellite opportunity (Figure 2, 7). The target was developed through integration of historical intercepts, recent mapping, gold-in-soil anomalies, and outcrop sampling. Mineralization style mirrors Pinion, with gold hosted in dissolution collapse breccia at the upper contact of Devils Gate limestone.

2025 Highlights:

•	24.4 metres at 1.08 g/t Au (oxide), including 3.0 metres at 2.70 g/t Au (PR25-09)

Follow-up drilling is planned for 2026.

Figure 7: Firebox Cross-section - Rock Units: Mw: Mississippian Webb Formation, Mtp: Mississippian Tripon Pass Formation, Ddg: Devonian Devils Gate Formation, Mc lower: Mississippian Chainman Formation (CNW Group/Orla Mining Ltd.)

"Spike" Target - 1.5 km Mineralized Corridor

Spike is located 600 metres south of the POD-Sweet Hollow deposits (Figure 1) and shares similarities with Nevada Gold Mine's Rain Deposit immediately north.

The 2025 program confirmed historical results and extended the mineralized zone along strike (Figure 8) through significant oxide gold mineralization that transitions deeper into copper silver mineralization (Figure 9).

2025 Highlights:

•	38.1 metres at 0.80 g/t Au (RR25-05)
•	35.1 metres at 0.61 g/t Au (RR25-13)
•	21.3 metres at 0.76 g/t Au (RR25-06)
•	16.8 metres at 0.63 g/t Au (RR25-03)

Figure 8: Spike Target Plan Map (CNW Group/Orla Mining Ltd.)

Figure 9: Spike Target Long Section (CNW Group/Orla Mining Ltd.)

"Robinson" Target - Early-Stage Oxide Opportunity Along 5 km Prospective Trend

The Robinson lies along a 5 km gold-in-soil anomaly extending from Jasperoid Wash to Mustang (Figure 10). Recent drilling returned 10.7 metres at 0.35 g/t Au in RBN25-03, reinforcing the relationship between gold-bearing structures and gold-in-soil anomalies.

Detailed mapping identified an untested northeast-trending silicification corridor that represents a future drill target.

South Property Area Deposits

Figure 10: South Area Plan Map (CNW Group/Orla Mining Ltd.)

Jasperoid Wash - Inferred Resource: 130 Koz Au at 0.34 g/t Au, oxide

Gold mineralization at Jasperoid Wash extends from surface to 400 metres below surface and is hosted within altered feldspar porphyry dikes and adjacent conglomerates (Figure 11), like those at the Dark Star deposit.

The 2025 program tested extensions of the deposit and intersected shallow oxide gold mineralization beyond the limits of the current resource, highlighting meaningful potential for resource expansion (Figure 10, 11). Follow-up drilling to potentially upgrade resource classification and further test extensions of the deposit is planned for 2026. Notable drill highlights from 2025 include:

•	13.7 metres at 0.73 g/t Au and 18.3 metres at 0.30 g/t Au (oxide) (JW25-02)
•	38.1 metres at 0.32 g/t Au, 25.9 metres at 0.25 g/t Au and 21.3 metres at 0.22 g/t Au (oxide) (JW25-06)

Figure 11: Jasperoid Wash Cross-section - Rock Units: PPst lower: Pennsylvanian-Permian lower siltstone, PPcgl: Pennsylvanian-Permian conglomerate, Miss. Tonka: Mississippian Tonka Formation (CNW Group/Orla Mining Ltd.)

Bowl - Inferred Resource: 340 Koz Au at 0.63 g/t Au, Oxide/Transitional/Sulphide

The Bowl Deposit is the largest deposit in the southern Pony Creek property area, which also hosts the Stallion and Appaloosa mineralized zones (Figure 10). With additional drilling and metallurgical work, there is strong potential to convert a portion of the current resources, which includes oxide, transitional, and sulphide material, into the oxide category, representing a meaningful growth opportunity beyond the existing multi-domain resource base.

The Bowl deposit is hosted within a sedimentary package intruded by a rhyolite body that forms a lateral cap. Gold mineralization is concentrated along the contact between the rhyolite and the surrounding sediments, with grade influenced by the composition of the sedimentary units.

In 2025, drilling tested deposit extensions and advanced geological understanding, including controls on the style of gold mineralization and oxidation. Results included several oxide intersections at or outside the current pit limits (Figure 12), showing potential for further resource addition:

•	18.3 metres at 0.62g/t Au, including 7.6 metres at 1.10 g/t Au (BW25-01)
•	22.9 metres at 0.51 g/t Au (BW25-08)
•	4.6 metres at 1.56 g/t Au and 13.7 metres at 0.65 g/t Au, including 3.0 metres at 2.18 g/t Au (BW25-09)

Figure 12: Bowl Deposit Cross Section (CNW Group/Orla Mining Ltd.)

Exploration Outlook

Orla's 2025 drill program at the South Carlin Complex was completed in November. Assays from eight holes across 2,000 metres of drilling remain outstanding. The 2026 exploration budget is expected to remain similar to 2025 levels, with a more focused approach prioritizing:

1.    Near-pit extensions at Pinion and Dark Star to support reserve growth;

2.    Advancement of Spike and Firebox toward potential resource definition;

3.    Resource upgrade drilling at Jasperoid Wash;

4.    Selective testing of new targets.

Exploration remains the Company's key organic growth driver, with strong potential to expand resources and reserves and extend mine life at the Complex.

Table 1: Drill Intersection Detailed Highlights

Hole Number	From (m)	Core Length (m)	Au (g/t)	Au GXM	Oxide Domain	Method
BW25-01	108.2	18.3	0.62	11.42	Oxide	FA
BW25-02	70.1	21.3	0.74	15.76	Sulphide	FA
BW25-05	22.9	10.7	1.61	17.13	Sulphide	FA
incl.	29.0	4.6	3.09
BW25-08	129.5	22.9	0.51	11.60	Oxide	FA
DS25-02	249.9	10.7	1.67	17.77	Sulphide	FA
incl.	251.5	3.0	3.46
DS25-03	167.9	22.6	5.65	127.50	Oxide	FA
incl.	178.3	5.0	15.09
DSC25-05	238.0	8.0	1.91	15.20	Sulphide	FA
incl.	240.8	3.7	2.85
JW25-02	21.3	13.7	0.73	9.95	Oxide	FA
JW25-06	106.7	38.1	0.32	12.00	Oxide	FA
PR25-01	204.2	21.3	0.75	15.94	Oxide	FA
PR25-02	249.9	32.0	0.94	30.03	Oxide	FA
incl.	253.0	10.7	1.49
PR25-05	221.0	67.1	1.16	77.55	Oxide	Photon
incl.	822.5	36.6	1.68
PR25-09	44.2	24.4	1.08	26.42	Oxide	FA
incl.	56.4	3.0	2.71
RR25-03	230.1	16.8	0.63	10.50	Oxide	FA
RR25-05	321.6	38.1	0.80	30.44	Oxide	FA
RR25-06	306.3	21.3	0.76	16.26	Oxide	FA
RR25-13	228.6	35.1	0.61	21.47	Oxide	FA

Additional Technical Information

For intervals with oxide, transitional, or unknown material, composites are calculated using a 0.17 g/t Au cut-off grade, max 6 metres consecutive waste, with a minimum composite length of 1.5 metres. For intervals with sulphide material, composites are calculated using a 0.5 g/t Au cut-off grade, max 6 metres consecutive waste, with a minimum composite length of 1.5 metres. Material with >40% CN Recovery is classified as Oxide/Transitional.  If no CN data exists the 0.17 g/t Au cut-off grade is used.

True width of a composites depends on sufficient geological information to determine orientation of mineralization. The true width in Dark Star ranges from 54% to 66% of core length. True width in Jasperoid Wash ranges from 66 to 99%, from 97 to 100% in Pinion, from 86 to 100% in Spike and from 55 to 100% in Bowl. The true width of the mineralization in Robinson and Firebox intercepts cannot be estimated based on current information.

The mineral reserve estimate for South Railroad consists of 333 koz gold of proven reserves (8,960 k tonnes at 1.15 g/t gold) and 1,271 koz gold of probable reserves (56,239 k tonnes at 0.70 g/t gold). The mineral resource estimate consists of 343 koz gold of measured resources (9,561 k tonnes at 1.12 g/t gold) and 1,410 koz gold of indicated resources (65,450 k tonnes at 0.67 g/t gold The effective date of the South Railroad mineral reserve estimate is February 17, 2022 and the effective date of the mineral resource estimate is January 31, 2022. Mineral resources are inclusive of mineral reserves.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2025 drilling program at the South Carlin Complex property, Mr. Guerard visited the property in April 2025, discussed logging, sampling, and sample shipping processes with responsible site staff, discussed and reviewed assay and QA/QC results with responsible personnel, and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control - 2025 Drill Program

Gold results from 2025 drillholes at the South Carlin Complex were obtained by fire assay fusion with atomic absorption spectroscopy (AAS) finish (Au-AA23). Over limit gold assays were determined using fire assay fusion with gravimetric finish (Au-GRA21). Gold cyanide extraction was determined using a 1-hour cyanide leach (Au-AA13). Hg results were obtained by aqua regia and ICP-MS method (Hg-MS42). All other elements were obtained by 4-acid dissolution with ICP-MS method (ME-MS61). Analyses were done by ALS Geochemistry in North Vancouver, British Columbia, Canada, or Reno, Nevada, USA. Gold assays for hole PR25-05 were obtained by photon assay (CPA-Au1) of coarse reject material by MSA Laboratories, Elko, Nevada, USA.

Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Certified reference material (standards), blank, or rig duplicate were inserted approximately every tenth sample for Quality Assurance/Quality Control purposes by the Company. ALS Geochemistry and MSA Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at the South Carlin Complex.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 8, 2023 (Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada), March 7, 2024 (Orla Mining Drills Oxide Mineralization Outside Projected Open Pits at South Railroad Project in Nevada), April 4, 2024 (Orla Confirms Strong Carlin-Type Gold Mineralization at North Bullion Deposit and Defines New Drill Targets across the South Railroad Project), October 31, 2024 (Orla Provides Exploration and Permitting Update at South Railroad Project) and February 25, 2025 (Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada). For additional information on South Railroad, see the technical report entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, which is available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively. For additional information on the Pony Creek Project, or additional information, please see Contact Gold Corp.'s ("Contact") technical report for Pony Creek entitled "Technical Report and Maiden Mineral Resource Estimate, Pony Creek Property, Elko Country, Nevada, USA" with an effective date of February 24, 2022, available on Contact's profile on SEDAR+ at www.sedarplus.ca.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer,

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the results of the Company's exploration drilling program at the South Carlin Complex, including potential upside opportunities, the expansion of mineralized zones beyond current resource boundaries, resource and reserve growth and the prospectivity of the property; mine life; the timing of the feasibility study, permits, construction and production for South Railroad; the Company's 2026 exploration plan, goals and budget; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system (MJDS), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix: Drill Results

Table 1: SCC Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width		Au (g/t)	CN Rec (%)	Au GXM	Oxide Domain	Including 0.5g/t Au COG	Including 1g/t Au COG	Including 2g/t Au COG	Including 10g/t Au HG	Method
			(m)%
BW25-01	96.0	6.1	5.9	96.2%	0.24	98.0	1.45	Oxide					FA
BW25-01	108.2	18.3	17.7	96.5%	0.62	101.7	11.42	Oxide	9.1m @ 1.08g/t Au & 101.3% CN Rec	7.6m @ 1.1g/t Au & 100% CN Rec			FA
BW25-02	70.1	21.3	20.0	93.7%	0.74	14.8	15.76	Sulphide		1.5m @ 1.16g/t Au & 18.2% CN Rec 1.5m @ 1.08g/t Au & 15.8% CN Rec			FA
BW25-04	129.5	1.5	1.5	99.7%	0.93	11.8	1.42	Sulphide					FA
BW25-04	144.8	3.0	3.0	99.4%	0.24	87.5	0.75	Oxide					FA
BW25-05	16.8	1.5	1.1	70.5%	0.60	26.7	0.91	Sulphide					FA
BW25-05	18.3	1.5	1.1	70.5%	0.20	96.4	0.30	Oxide					FA
BW25-05	22.9	10.7	7.5	70.5%	1.61	10.5	17.13	Sulphide		4.6m @ 3.09g/t Au & 3.4% CN Rec	1.5m @ 7.61g/t Au & 2.2% CN Rec		FA
BW25-05	99.1	1.5	1.1	73.6%	0.53	7.5	0.81	Sulphide					FA
BW25-05	123.4	3.0	2.3	74.3%	2.58	16.7	7.85	Sulphide		3m @ 2.58g/t Au & 16.7% CN Rec	3m @ 2.58g/t Au & 16.7% CN Rec		FA
BW25-05	207.3	13.7	13.4	97.9%	0.33	60.1	4.59	Oxide	3m @ 0.84g/t Au & 87.5% CN Rec				FA
BW25-05	236.2	1.5	1.5	97.8%	0.21	75.1	0.32	Oxide					FA
BW25-05	243.8	1.5	1.5	97.7%	0.17	75.1	0.26	Oxide					FA
BW25-06	68.6	9.1	8.4	91.7%	0.23	52.2	2.14	Oxide					FA
BW25-06	91.4	1.5	1.4	90.9%	0.29	82.5	0.44	Oxide					FA
BW25-06	114.3	1.5	1.5	99.5%	0.18	91.4	0.27	Oxide					FA
BW25-06	149.4	4.6	4.6	99.6%	0.40	102.1	1.84	Oxide	1.5m @ 0.53g/t Au & 98.9% CN Rec				FA
BW25-06	160.0	3.0	3.0	99.6%	0.45	96.9	1.37	Oxide	1.5m @ 0.68g/t Au & 96% CN Rec				FA
BW25-06	170.7	13.7	13.7	99.6%	0.44	78.7	5.99	Oxide	4.6m @ 0.89g/t Au & 98.6% CN Rec	1.5m @ 1.25g/t Au & 83.5% CN Rec			FA
BW25-07	62.5	1.5	1.4	89.2%	0.19	63.2	0.29	Oxide					FA
BW25-07	67.1	1.5	1.4	89.2%	0.59	44.4	0.89	Oxide	1.5m @ 0.58g/t Au & 44.4% CN Rec				FA
BW25-07	70.1	1.5	1.4	89.2%	0.59	17.1	0.89	Sulphide					FA
BW25-07	82.3	1.5	1.4	95.1%	0.18	111.1	0.27	Oxide					FA
BW25-07	89.9	13.7	13.1	95.3%	0.24	113.0	3.27	Oxide					FA
BW25-07	111.3	4.6	4.4	95.6%	0.20	114.1	0.94	Oxide					FA
BW25-08	105.2	3.0	2.9	95.5%	0.66	24.5	2.01	Sulphide					FA
BW25-08	129.5	22.9	21.9	95.8%	0.51	78.1	11.60	Oxide	13.7m @ 0.65g/t Au & 75.7% CN Rec	1.5m @ 1.4g/t Au & 65.5% CN Rec			FA
BW25-08	195.1	3.0	2.9	96.0%	0.96	90.0	2.92	Oxide	3m @ 0.96g/t Au & 90% CN Rec	1.5m @ 1.16g/t Au & 94.4% CN Rec			FA
BW25-09	99.1	4.6	3.3	71.8%	1.56	95.7	7.12	Oxide	3m @ 2.13g/t Au & 96.2% CN Rec	1.5m @ 3.7g/t Au & 104.3% CN Rec	1.5m @ 3.7g/t Au & 104.3% CN Rec		FA
BW25-09	111.3	1.5	1.1	71.5%	0.19	80.2	0.28	Oxide					FA
BW25-09	134.1	13.7	9.8	71.2%	0.65	75.3	8.97	Oxide	3m @ 2.18g/t Au & 55% CN Rec	3m @ 2.18g/t Au & 55% CN Rec	3m @ 2.18g/t Au & 55% CN Rec		FA
BW25-11	106.7	3.0	2.3	76.9%	0.44	94.4	1.33	Oxide	1.5m @ 0.56g/t Au & 97.1% CN Rec				FA
BW25-11	120.4	3.0	2.3	76.3%	0.19	93.2	0.59	Oxide					FA
BW25-11	163.1	6.1	4.6	75.3%	0.36	100.9	2.21	Oxide	1.5m @ 0.55g/t Au & 102% CN Rec				FA
BW25-14	22.9	19.8	10.9	55.0%	0.23	74.4	4.59	Oxide	1.5m @ 0.6g/t Au & 90.9% CN Rec				FA
DS25-02	164.6	3.0	2.1	68.2%	0.28	104.7	0.85	Oxide					FA
DS25-02	219.5	1.5	1.0	68.6%	0.23	82.6	0.35	Oxide					FA
DS25-02	249.9	10.7	7.4	69.5%	1.67	9.0	17.77	Sulphide		9.1m @ 1.83g/t Au & 10.1% CN Rec	3m @ 3.46g/t Au & 11.6% CN Rec		FA
DS25-03	157.0	1.5	1.1	70.3%	0.20	75.0	0.30	Oxide					FA
DS25-03	167.9	22.6	15.9	70.3%	5.65	93.4	127.50	Oxide	22.6m @ 5.65g/t Au & 93.4% CN Rec	17.4m @ 7.14g/t Au & 91.9% CN Rec	17.4m @ 7.14g/t Au & 91.9% CN Rec	5m @ 15.1g/t Au & 87.6% CN Rec	FA
DSC25-03	328.7	1.6	1.2	78.5%	0.64	2.3	1.02	Sulphide					FA
DSC25-04	260.8	3.2	2.3	73.3%	0.93	50.8	2.96	Oxide	3.2m @ 0.93g/t Au & 50.8% CN Rec	1.8m @ 1.11g/t Au & 55.9% CN Rec			FA
DSC25-04	264.0	4.6	3.3	73.3%	0.67	5.0	3.07	Sulphide					FA
DSC25-05	194.5	12.0	8.4	69.9%	0.18	100.9	2.18	Oxide	1.5m @ 0.54g/t Au & 109.7% CN Rec				FA
DSC25-05	225.1	1.0	0.7	69.6%	0.19	82.9	0.19	Oxide					FA
DSC25-05	228.8	2.7	1.9	69.3%	1.64	13.5	4.39	Sulphide		2.7m @ 1.64g/t Au & 13.5% CN Rec			FA
DSC25-05	235.7	1.1	0.8	69.3%	0.86	42.0	0.97	Oxide	1.1m @ 0.86g/t Au & 42% CN Rec				FA
DSC25-05	238.0	8.0	5.5	69.3%	1.91	16.4	15.20	Sulphide		6.4m @ 2.15g/t Au & 14% CN Rec	3.7m @ 2.85g/t Au & 12.4% CN Rec		FA
DSC25-05	255.1	1.9	1.3	69.0%	2.89	3.5	5.46	Sulphide		1.9m @ 2.89g/t Au & 3.5% CN Rec	1.9m @ 2.89g/t Au & 3.5% CN Rec		FA
JW25-01	0.0	1.5	1.2	79.6%	0.18	87.4	0.28	Oxide					FA
JW25-01	99.1	3.0	2.4	77.8%	0.33	110.4	0.99	Oxide					FA
JW25-02	12.2	1.5	0.7	43.2%	0.78	59.1	1.19	Oxide	1.5m @ 0.78g/t Au & 59.1% CN Rec				FA
JW25-02	16.8	4.6	2.0	43.3%	0.90	32.1	4.12	Sulphide		1.5m @ 1.2g/t Au & 33.2% CN Rec			FA
JW25-02	21.3	13.7	5.9	43.3%	0.73	44.8	9.95	Oxide	3m @ 0.94g/t Au & 42.2% CN Rec 4.6m @ 0.98g/t Au & 50.2% CN Rec	1.5m @ 1.23g/t Au & 40% CN Rec 3m @ 1.16g/t Au & 50.3% CN Rec			FA
JW25-02	39.6	1.5	0.7	43.5%	0.24	41.0	0.37	Oxide					FA
JW25-02	106.7	18.3	8.4	45.7%	0.30	86.2	5.42	Oxide	1.5m @ 0.54g/t Au & 93.9% CN Rec				FA
JW25-02	131.1	10.7	4.9	45.8%	0.26	76.8	2.78	Oxide					FA
JW25-02	170.7	1.5	0.7	45.7%	0.20	94.5	0.31	Oxide					FA
JW25-02	175.3	6.1	2.8	45.7%	0.19	82.6	1.14	Oxide					FA
JW25-02	204.2	1.5	0.7	45.7%	0.21	48.5	0.31	Oxide					FA
JW25-02	208.8	1.5	0.7	45.7%	0.28	40.0	0.42	Oxide					FA
JW25-03	10.7	1.5	1.4	94.0%	0.18	73.4	0.27	Oxide					FA
JW25-03	33.5	1.5	1.4	93.9%	0.18	61.8	0.27	Oxide					FA
JW25-03	50.3	6.1	5.7	94.1%	0.19	106.9	1.14	Oxide					FA
JW25-03	67.1	3.0	2.9	94.5%	0.26	106.1	0.79	Oxide					FA
JW25-04	59.4	12.2	9.2	75.5%	0.74	18.2	9.08	Sulphide		3m @ 1.08g/t Au & 15.2% CN Rec			FA
JW25-04	109.7	18.3	13.7	75.2%	0.34	81.5	6.18	Oxide	1.5m @ 0.7g/t Au & 86.2% CN Rec 1.5m @ 0.54g/t Au & 96.8% CN Rec				FA
JW25-04	135.6	4.6	3.4	75.1%	0.20	77.0	0.94	Oxide					FA
JW25-04	146.3	9.1	6.9	75.1%	0.21	76.8	1.89	Oxide					FA
JW25-05	24.4	6.1	4.4	72.8%	0.54	73.7	3.28	Oxide	4.6m @ 0.58g/t Au & 61.7% CN Rec				FA
JW25-05	35.1	3.0	2.2	73.5%	0.78	29.2	2.38	Sulphide					FA
JW25-05	50.3	4.6	3.4	74.1%	0.75	23.1	3.44	Sulphide					FA
JW25-05	76.2	4.6	3.4	75.5%	1.06	11.1	4.85	Sulphide		1.5m @ 1.36g/t Au & 11.7% CN Rec			FA
JW25-05	108.2	13.7	10.5	76.2%	0.25	100.6	3.43	Oxide					FA
JW25-05	143.3	1.5	1.1	74.8%	0.19	86.0	0.28	Oxide					FA
JW25-06	10.7	1.5	1.2	76.5%	0.20	91.8	0.30	Oxide					FA
JW25-06	16.8	1.5	1.2	76.1%	0.19	86.5	0.28	Oxide					FA
JW25-06	22.9	1.5	1.2	76.1%	0.18	68.6	0.27	Oxide					FA
JW25-06	29.0	1.5	1.2	76.1%	0.20	96.9	0.30	Oxide					FA
JW25-06	36.6	21.3	16.2	75.8%	0.22	101.6	4.79	Oxide					FA
JW25-06	65.5	25.9	19.3	74.6%	0.25	93.6	6.43	Oxide	3m @ 0.66g/t Au & 97.7% CN Rec				FA
JW25-06	97.5	1.5	1.1	74.3%	0.26	97.3	0.39	Oxide					FA
JW25-06	106.7	38.1	28.0	73.5%	0.32	74.1	12.00	Oxide	9.1m @ 0.62g/t Au & 77.7% CN Rec	1.5m @ 1.52g/t Au & 59.9% CN Rec			FA
JW25-07	64.0	3.0	2.3	75.9%	0.53	9.4	1.61	Sulphide					FA
JW25-07	140.2	3.0	2.2	72.0%	0.20	69.4	0.59	Oxide					FA
JW25-07	155.4	3.0	2.2	71.0%	0.19	67.6	0.57	Oxide					FA
JW25-07	167.6	4.6	3.2	70.8%	0.22	89.4	1.03	Oxide					FA
JW25-07	179.8	3.0	2.2	70.8%	0.20	73.6	0.60	Oxide					FA
JW25-08	96.0	1.5	0.9	61.7%	1.24	18.6	1.88	Sulphide		1.5m @ 1.24g/t Au & 18.6% CN Rec			FA
JW25-09	54.9	1.5	1.5	99.6%	0.17	40.9	0.26	Oxide					FA
JW25-09	57.9	1.5	1.5	99.6%	0.21	53.4	0.31	Oxide					FA
JW25-10	48.8	19.8	14.3	72.2%	0.25	62.0	4.99	Oxide					FA
JW25-11	51.8	1.5	1.5	99.4%	0.19	90.9	0.28	Oxide					FA
JW25-11	68.6	1.5	1.5	99.5%	0.19	84.7	0.29	Oxide					FA
JW25-12	19.8	3.0	3.0	99.8%	0.40	107.3	1.22	Oxide					FA
JW25-12	39.6	3.0	3.0	99.9%	0.21	88.1	0.64	Oxide					FA
JW25-12	59.4	1.5	1.5	100.0%	0.21	86.1	0.32	Oxide					FA
JW25-13	24.4	3.0	2.1	68.1%	0.25	58.4	0.76	Oxide					FA
JW25-13	32.0	1.5	1.0	67.6%	0.18	82.9	0.28	Oxide					FA
JW25-13	39.6	15.2	10.2	67.0%	0.18	83.4	2.69	Oxide					FA
JW25-13	70.1	1.5	1.0	66.7%	0.28	77.5	0.43	Oxide					FA
PAL25-01A	152.4	1.5			0.19	91.9	0.28	Oxide					FA
PAL25-04	25.9	3.0			0.31	107.8	0.94	Oxide					FA
PR25-01	204.2	21.3	21.2	99.4%	0.75	97.8	15.94	Oxide	18.3m @ 0.83g/t Au & 98.2% CN Rec	6.1m @ 1.21g/t Au & 98.9% CN Rec			FA
PR25-02	248.4	1.5	1.5	99.6%	0.55	29.3	0.83	Sulphide					FA
PR25-02	249.9	32.0	31.9	99.8%	0.94	72.0	30.03	Oxide	30.5m @ 0.97g/t Au & 73.3% CN Rec	10.7m @ 1.49g/t Au & 84.2% CN Rec	1.5m @ 2.61g/t Au & 87% CN Rec		FA
PR25-04	260.6	15.2	15.1	99.3%	0.49	72.3	7.45	Oxide	12.2m @ 0.54g/t Au & 78.8% CN Rec				FA
PR25-04	283.5	3.0	3.0	99.2%	0.56	8.8	1.71	Sulphide					FA
PR25-04	309.4	1.5	1.5	99.1%	0.51	9.9	0.77	Sulphide					FA
PR25-05	221.0	67.1	65.2	97.2%	1.16	80.7	77.55	Oxide	61m @ 1.25g/t Au & 80.5% CN Rec	36.6m @ 1.68g/t Au & 79.7% CN Rec 3m @ 1.57g/t Au & 83.9% CN Rec	3m @ 2.66g/t Au & 91.2% CN Rec 3m @ 2.72g/t Au & 77.4% CN Rec		Photon
PR25-06	202.7	6.1	6.1	99.8%	0.47	97.4	2.86	Oxide	3m @ 0.68g/t Au & 94.8% CN Rec				FA
PR25-09	44.2	24.4			1.08	96.3	26.42	Oxide	16.8m @ 1.43g/t Au & 97.1% CN Rec	10.7m @ 1.86g/t Au & 100.3% CN Rec	3m @ 2.7g/t Au & 100.3% CN Rec		FA
PR25-09	76.2	1.5			0.64	92.8	0.97	Oxide	1.5m @ 0.64g/t Au & 92.8% CN Rec				FA
PR25-09	190.5	1.5			0.21	93.9	0.32	Oxide					FA
RBN25-01	25.9	1.5			0.21	111.7	0.31	Oxide					FA
RBN25-02	117.3	3.0			0.88	108.6	2.69	Oxide	1.5m @ 1.46g/t Au & 108.9% CN Rec	1.5m @ 1.46g/t Au & 108.9% CN Rec			FA
RBN25-03	70.1	10.7			0.35	102.3	3.75	Oxide	1.5m @ 0.53g/t Au & 106.7% CN Rec				FA
RR25-01	18.3	3.0	3.0	98.6%	0.31	100.6	0.93	Oxide					FA
RR25-01	211.8	6.1	6.0	99.2%	0.26	92.3	1.56	Oxide					FA
RR25-01	237.7	3.0	3.0	99.2%	0.22	79.9	0.67	Oxide					FA
RR25-02	1.5	10.7	8.7	81.2%	0.18	67.7	1.95	Oxide					FA
RR25-03	24.4	1.5	1.5	99.6%	0.21	94.3	0.32	Oxide					FA
RR25-03	230.1	16.8	16.5	98.5%	0.63	86.5	10.50	Oxide	1.5m @ 1.26g/t Au & 81.4% CN Rec 3m @ 1.77g/t Au & 92.3% CN Rec	1.5m @ 1.26g/t Au & 81.4% CN Rec 3m @ 1.77g/t Au & 92.3% CN Rec			FA
RR25-04	163.1	1.5	1.5	98.5%	0.22	73.4	0.33	Oxide					FA
RR25-04	230.1	6.1	6.0	98.6%	0.28	59.5	1.68	Oxide					FA
RR25-05	288.0	12.2	11.4	93.4%	0.34	64.4	4.14	Oxide	3m @ 0.56g/t Au & 78.2% CN Rec				FA
RR25-05	321.6	38.1	35.5	93.1%	0.80	88.3	30.44	Oxide	4.6m @ 1.99g/t Au & 103.6% CN Rec 10.7m @ 1.14g/t Au & 92.3% CN Rec 7.6m @ 0.75g/t Au & 74.8% CN Rec	4.6m @ 1.99g/t Au & 103.6% CN Rec 1.5m @ 5.15g/t Au & 55.1% CN Rec 1.5m @ 1.27g/t Au & 19.7% CN Rec	1.5m @ 2.83g/t Au & 96.1% CN Rec 1.5m @ 5.15g/t Au & 55.1% CN Rec		FA
RR25-06	304.8	1.5	1.4	93.0%	0.92	18.6	1.40	Sulphide					FA
RR25-06	306.3	21.3	19.8	93.0%	0.76	77.7	16.26	Oxide	10.7m @ 1.08g/t Au & 85.8% CN Rec 1.5m @ 1.26g/t Au & 100.4% CN Rec	4.6m @ 1.65g/t Au & 89.3% CN Rec 1.5m @ 1.26g/t Au & 100.4% CN Rec			FA
RR25-06	333.8	15.2	14.2	93.1%	0.62	61.4	9.48	Oxide	13.7m @ 0.66g/t Au & 60% CN Rec	1.5m @ 1.19g/t Au & 95% CN Rec 1.5m @ 1.46g/t Au & 53.4% CN Rec			FA
RR25-08	239.3	3.0	2.7	89.1%	0.41	57.4	1.24	Oxide	1.5m @ 0.51g/t Au & 58.4% CN Rec				FA
RR25-08	254.5	1.5	1.3	88.3%	0.26	45.8	0.40	Oxide					FA
RR25-09	137.2	12.2	10.7	87.8%	0.20	83.2	2.39	Oxide					FA
RR25-09	254.5	1.5	1.3	86.4%	0.54	2.8	0.82	Sulphide					FA
RR25-10	112.8	7.6	7.3	96.3%	0.32	78.2	2.41	Oxide	1.5m @ 0.58g/t Au & 99% CN Rec				FA
RR25-10	144.8	4.6	4.4	96.6%	0.24	73.1	1.07	Oxide					FA
RR25-12	114.3	3.0	2.6	85.7%	0.74	9.4	2.24	Sulphide					FA
RR25-12	117.3	7.6	6.5	85.7%	0.26	78.3	1.99	Oxide					FA
RR25-13	18.3	3.0	3.0	98.1%	0.31	78.0	0.96	Oxide					FA
RR25-13	228.6	35.1	34.4	98.1%	0.61	79.7	21.47	Oxide	15.2m @ 0.93g/t Au & 83.6% CN Rec 1.5m @ 0.58g/t Au & 88.1% CN Rec	1.5m @ 1.06g/t Au & 87.2% CN Rec 3m @ 2.12g/t Au & 92.9% CN Rec	1.5m @ 2.43g/t Au & 98.8% CN Rec		FA

Table 2: SCC Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
BW25-01	586688.7	4466415.3	2247.9	302.0	-55.00	152.4
BW25-02	586740.3	4466615.4	2228.2	220.0	-50.00	152.4
BW25-03	586573.4	4466810.4	2179.6	120.0	-69.00	243.8
BW25-04	586631.3	4466891.2	2189.3	96.0	-75.00	221.0
BW25-05	586453.0	4466937.4	2182.4	80.0	-64.00	304.8
BW25-06	586363.7	4467002.0	2186.4	270.0	-55.00	201.2
BW25-07	586313.3	4467119.3	2188.5	285.0	-59.00	152.4
BW25-08	586424.0	4467074.8	2208.5	90.0	-54.00	198.1
BW25-09	586579.0	4467125.8	2217.5	270.0	-60.00	182.9
BW25-10	586512.9	4467407.8	2192.6	130.0	-50.00	152.4
BW25-11	586376.6	4467488.3	2171.7	255.0	-60.00	249.9
BW25-14	586135.6	4466763.6	2163.9	60.0	-50.00	214.9
DS25-01	588262.1	4480059.3	1988.0	270.0	-61.00	182.9
DS25-01A	588197.1	4480060.1	1859.6	270.0	-61.00	151.5
DS25-02	588247.2	4480104.2	1991.0	273.0	-64.00	320.0
DS25-03	588257.0	4479935.9	1983.4	286.0	-60.00	336.8
DSC25-02	588257.0	4479935.9	1983.3	255.0	-60.00	260.6
DSC25-03	588389.2	4480022.3	1965.8	270.0	-60.00	487.7
DSC25-04	588343.9	4479938.4	1971.4	274.0	-60.00	446.8
DSC25-05	588262.1	4480059.3	1988.0	270.0	-64.00	336.5
GEC25-01	583007.2	4484375.3	2228.2	130.0	-46.00	611.7
JW25-01	584827.5	4473587.1	2336.6	90.0	-48.00	161.5
JW25-02	584818.6	4473487.4	2353.1	90.0	-75.00	213.4
JW25-03	584928.5	4473496.7	2372.8	90.0	-90.00	112.8
JW25-04	584788.8	4473406.4	2368.5	90.0	-50.00	184.4
JW25-05	584691.5	4473150.5	2369.3	90.0	-56.00	185.9
JW25-06	584619.9	4472892.0	2316.2	90.0	-52.00	152.4
JW25-07	584714.1	4472879.4	2307.4	90.0	-50.00	205.7
JW25-08	584803.1	4472945.4	2320.4	90.0	-65.00	152.4
JW25-09	584878.5	4472950.8	2323.8	90.0	-65.00	141.7
JW25-10	584867.5	4472848.6	2303.9	90.0	-53.00	115.8
JW25-11	584891.0	4472543.2	2287.1	90.0	-65.00	103.6
JW25-12	585045.3	4472547.1	2337.5	90.0	-65.00	115.8
JW25-13	585018.9	4472452.6	2323.7	270.0	-65.00	137.2
PAL25-01	585509.4	4467121.4	2167.9	270.0	-60.00	216.4
PAL25-01A	585509.5	4467121.5	2167.9	270.0	-50.00	181.4
PAL25-02	585485.3	4467026.0	2165.0	235.0	-70.00	249.9
PAL25-04	585759.4	4467276.0	2136.4	270.0	-60.00	152.4
PR25-01	584907.2	4479802.5	2253.1	232.0	-64.00	295.7
PR25-02	585119.9	4479573.4	2203.2	230.0	-65.00	350.5
PR25-04	585121.5	4479573.0	2203.2	203.0	-64.00	320.0
PR25-05	585119.4	4479573.4	2203.3	260.0	-55.00	304.8
PR25-06	584905.6	4479800.8	2253.1	218.0	-53.00	274.3
PR25-07	584906.3	4479802.8	2253.1	254.0	-55.00	228.6
PR25-09	584643.0	4480549.0	2179.0	0.0	-90.00	274.3
RBN25-01	585114.2	4471431.8	2116.9	60.0	-60.00	152.4
RBN25-02	585275.0	4471331.8	2134.1	55.0	-60.00	152.4
RBN25-03	585427.0	4471225.8	2171.9	60.0	-62.00	152.4
RR25-01	583969.7	4486852.0	2340.0	200.0	-55.00	350.5
RR25-02	584488.8	4486902.5	2112.8	270.0	-55.00	198.1
RR25-03	583965.9	4486848.0	2340.0	205.0	-70.00	335.3
RR25-04	584172.7	4486899.0	2251.0	180.0	-50.00	304.8
RR25-05	583736.0	4486913.0	2413.5	255.0	-75.00	403.9
RR25-06	583736.4	4486914.0	2413.5	153.0	-75.00	349.0
RR25-07	584496.0	4486997.0	2092.6	270.0	-55.00	149.4
RR25-08	584685.1	4486730.4	2153.7	280.0	-80.00	275.8
RR25-09	584663.2	4486530.1	2163.2	290.0	-70.00	257.6
RR25-10	584664.6	4486529.7	2163.1	230.0	-55.00	281.9
RR25-11	584631.7	4486664.9	2188.4	245.0	-55.00	262.1
RR25-12	584657.0	4487161.3	2060.1	260.0	-55.00	144.8
RR25-13	583970.3	4486850.4	2340.0	227.0	-70.00	304.8

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2025/02/c8719.html

%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 06:00e 02-DEC-25